May 6, 2015

By EDGAR

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 12, 2015
File No. 001-09818

AllianceBernstein L.P.
Form 10-K for the Fiscal Year Ended December, 31, 2014
Filed February 12, 2015
File No. 000-29961

Dear Mr. West:

We are responding to your comment letter dated March 31, 2015 regarding the Forms 10-K (“2014 Form 10-K”) filed February 12, 2015 by AllianceBernstein Holding L.P. (“AB Holding”) and AllianceBernstein L.P. (“AB”). The words “we” and “our” in our responses refer collectively to AB Holding and AB, or to their officers and employees. Where the context requires distinguishing between AB Holding and AB, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your comments and set forth our response directly below the comment.

Form 10-K for the year ended December 31, 2014

AllianceBernstein Holding L.P. – Notes to Financial Statements, page 58

Note 2 – Summary of Significant Accounting Policies, page 59

Long-term Incentive Compensation Plans, page 59

1.	We note issuance of AllianceBernstein Holding L.P. (“AB Holding”) units in the amount of $108.0 million and the corresponding increase in the limited partners’ capital which was used to fund long-term incentive compensation plan awards granted by AllianceBernstein L.P. and Subsidiaries (“AB”). Tell us if you (AB Holding) considered any amount of the distribution to be a dividend to AXA Equitable Life Insurance (“AXA”), considering AXA controls both AB Holding and AB. In this regard, clarify the accounting guidance used by AB to support their accounting treatment (e.g. ASC 718, ASC 505-50, or ASC 815).

Response:

In 1988, AB Holding became a publicly-traded master limited partnership. In 1999, AB Holding reorganized by transferring its business and assets to AB, a newly-formed operating partnership. Since the reorganization, AB has conducted the business formerly conducted by AB Holding and AB Holding’s activities have consisted solely of owning AB Units.

AB Holding has been established as a funding vehicle and its sole purpose is to provide access to capital markets and public debt. AB Holding does not hold any assets or debt that is not related to AB and its sole investment is AB Units. Additionally, AB Holding does not have any employees and does not maintain any cash account as all available cash flows are distributed to the general and limited partners quarterly. The General Partner, as general partner of both AB Holding and AB, has the exclusive right and full authority and responsibility to manage, conduct, control and operate their respective businesses. Also, the statement of income for AB Holding represents only the equity in earnings in AB and its income taxes. Given the economic structure and cash flows between AB Holding and AB, the number of AB Units held by AB Holding will structurally be the same number of AB Holding Units issued by AB Holding. For example, if AB Holding issues an additional 1 million AB Holding Units, AB Units outstanding would increase by 1 million simultaneously. This is accomplished by the contractual reinvestment of the proceeds from all issuances received by AB Holding back into AB. It should be noted that the cash flow statement for AB Holding reflects transactions with AB where AB purchases AB Holding Units for purposes of the compensation plan described below and AB Holding in turn reinvests the cash proceeds in AB by purchasing AB Units. Therefore, AB Holding has no economic purpose as a standalone entity. Given these facts, AB Holding Units and AB Units represent interests in the same underlying business on a one-to-one basis.

AB maintains several unfunded, non-qualified long-term incentive compensation plans under which annual restricted AB Holding Unit awards to AB employees are made. As of March 31, 2015, AB Units are privately-held by AB Holding (36.4%), AXA (62.2%) and third parties (1.4%). AB Holding Units are publicly traded on the NYSE. AB funds its restricted AB Holding Unit awards either by purchasing AB Holding Units on the open market or purchasing newly-issued AB Holding Units from AB Holding, all of which are then held in AB’s consolidated rabbi trust until they are distributed to employees (generally, ratably over four years). In accordance with the partnership agreements, when AB purchases newly-issued AB Holding units from AB Holding, AB Holding is required to use the proceeds it receives from AB to purchase the equivalent number of newly-issued AB Units, thus increasing its percentage ownership in AB. There is no non-reciprocal economic transfer of value to or from AB Holding, as AB Holding issued its units to AB in exchange for AB Units. Therefore, management does not consider any amount of the AB Holding Units issued to AB to be a dividend to AXA.

As it relates to the accounting guidance used by AB to support our accounting treatment, management determined that within ASC 505, Equity, ASC 505-50 does not apply to AB, in that the recipients of the long-term equity compensation awards are employees of AB, the grantor of the awards.

In addition, management determined that within ASC 815, Derivatives and Hedging, ASC 815-10-55-46 does not best apply to AB, in that AB Holding Units awarded by AB are not units of an unrelated entity. AB Holding is an equity method investor of AB and therefore a “related party” as defined in the FASB Master Glossary. In fact, as discussed above, AB Holding Units and AB Units represent interests in the same underlying business.

Therefore, AB records the compensation expense related to grants of restricted AB Holding Units in its financial statements in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). Management, based on the following factors, has concluded that applying ASC 718 reflects the substance of the operating structure between AB Holding and AB, and the substance of the long-term incentive compensation plans of AB:

•	AB legally makes the grant of the stock-based awards to its employees and would receive back any units not earned by employees;
•	AB purchases newly-issued AB Holding Units from AB Holding or AB Holding Units on the open market;
•	The General Partner is the same for AB Holding and AB;
•	AB Holding and AB have contractual symmetry of AB Units held by AB Holding to AB Holding Units issued by AB Holding;
•	AB Holding has no economic purpose as a stand-alone entity; and
•	The grant of an AB Holding Unit by AB, as a practical matter, is the same as a grant of an AB Unit, in that AB Holding Units and AB Units represent interests in the same underlying business on a one-to-one basis.

AB accounts for AB Holding Units that it holds as a reduction of equity similar to treasury stock based on analogy to the tentative conclusions in EITF 98-2. Therefore, AB is otherwise viewing these AB Holding Units as substantially the same as its own equity.

Management has historically discussed this conclusion with its independent registered public accounting firm.

Note 3 – Net Income Per Unit, page 60

2.	We note from your disclosure on page 77 (Note 2 – Summary of Significant Accounting Policies, Long-term Incentive Compensation Plans) that AB Holding unit awards (vested and unvested) pay distributions to participants on a quarterly basis and these awards are not forfeitable. We also note from the table on page 97 (Note 17 – Long-term Incentive Compensation Plans) that 20.7 million shares of unvested restricted AB Holding units are outstanding at year end. Please respond to the following:
•	Tell us whether the restricted AB Holding units meet the definition of a participating security as defined at ASC 260-10-20.
•	Provide us with your EPS calculations under the two-class method as required by ASC 260-10-45-60A, if applicable, and revise your filings if EPS amounts under the two-class method are materially different than the amounts previously disclosed.
•	In light of the items noted above, revise your future filings (as necessary) to describe your accounting policy for calculating EPS under the two-class method and expand your policy for other methods considered in your calculation of diluted EPS (i.e. treasury stock method).

Response:

As discussed above in the response to Comment 1, AB funds its restricted AB Holding Unit awards either by purchasing AB Holding Units on the open market or purchasing newly-issued AB Holding Units from AB Holding, all of which are then held in AB’s consolidated rabbi trust until they are distributed to AB employees. These AB Holding Units are corporate assets in the name of the AB consolidated rabbi trust and available to the general creditors of AB. There are no conditions under which these units would be forfeited and returned to AB Holding (such units would be retained by AB’s consolidated rabbi trust). As such, from AB Holding’s perspective, these AB Holding Units are considered issued and outstanding. AB is an equity method investee of AB Holding and the AB Holding Units are held by an entity that is not a consolidated subsidiary of AB Holding, which further supports these units being considered outstanding from AB Holding’s perspective.

A participating security, as defined in ASC 260-10-20, is a security (other than an outstanding common share/unit) that may participate in undistributed earnings with common stock. Management does not consider a restricted AB Holding Unit to be a participating security of AB Holding because, with respect to undistributed earnings and dividends, a restricted AB Holding Unit in AB’s consolidated rabbi trust is equivalent to an AB Holding Unit held by a third party. AB Holding considers such AB Holding Units to be issued and outstanding (held by AB’s consolidated rabbi trust), not an unvested share-based payment award held by an employee that would be returned to AB Holding upon forfeiture. Based upon this conclusion, management does not believe the EPS calculations under ASC 260-10-45-60A are applicable.

The 20.7 million restricted AB Holding Units disclosed in a table on page 97 of our 2014 Form 10-K is comprised of 17.2 million restricted AB Holding Units with no service requirement that have vested for accounting purposes, but are legally unvested and undistributed pending satisfaction of certain non-compete and/or non-solicitation provisions that are not considered substantive requisite services, and 3.5 million restricted AB Holding Units with service requirements that are unvested from an accounting and legal perspective. Management also notes that there would be no impact to AB’s Earnings per Unit (“EPU”) if the unvested restricted AB Holding Units were considered as participating securities rather than outstanding units. Management confirmed this view by calculating the two-class method for all periods presented in the 2014 Form 10-K as well as the quarter ended March 31, 2015.

Based on the above conclusions, management believes that no additional disclosures are required.

AllianceBernstein L.P. and Subsidiaries – Notes to Consolidated Financial Statements, page 71

Note 2- Summary of Significant Accounting Policies, page 72

Long-term Incentive Compensation Plans, page 77

3.	We note that you hold restricted units in a rabbi trust. We also note from your disclosure on page 69 (Consolidated Statements of Changes in Partners’ Capital) that you reclassified liability-based awards to equity in previous accounting periods but ceased reclassification in 2014. Please respond to the following:
•	If true, confirm that you no longer identify your awards as liability-based. In your response, explain to us the driver of this change and indicate if the timing of the participant allocations of their awards into restricted units or deferred cash was the catalyst of this change (i.e. allocations made before or after the grant date).
•	Tell us the type(s) of rabbi trust plan(s) you held for each period presented (i.e. Plan A, Plan B, etc.) Refer to ASC 710-10-25-15.
•	Tell us whether the liability-based awards were considered in your calculation of EPS, and if not, explain to us why the liability would not be factored into your EPS calculation. Refer to ASC 260-10-60-1 and ASC 710-10-45.

Response:

As a result of employee election provisions included in our 2011 and 2012 year-end long-term incentive compensation awards, which were different than provisions included in our 2013 and 2014 awards, AB had liability-based awards as of year-end 2011 and 2012 and equity-based awards as of year-end 2013 and 2014.

Awards granted in December 2011, 2012, 2013 and 2014 allowed participants to allocate their awards between restricted AB Holding Units (as further described in our response to Comment 2 above) and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award.

For the 2011 and 2012 awards, participants had until mid-January 2012 and 2013, respectively, to make their elections. The number of restricted AB Holding Units issued by AB equaled the elected dollar value of the award divided by the average of the closing prices of an AB Holding Unit for a five business day period in January, after the period during which participants made their elections. Management determined that these awards were liability-based awards as of December 31, 2011 and 2012 as the employees had a choice of cash or unit settlement at that time; once the restricted AB Holding Unit grant was made in the subsequent January, AB re-classed these awards to equity-based awards.

Conversely, for the 2013 and 2014 awards, participants were required to make their elections prior to December 31; as such, the awards were accounted for as equity-based awards as of December 31, 2013 and 2014.

Once an employee elects to receive their award in AB Holding Units, the plan does not permit diversification and the award must be settled by the delivery of a fixed number of AB Holding Units. As such, the rabbi trust is considered a Plan A Rabbi Trust under ASC 710-10-25-15.

The liability-based awards in 2011 and 2012 were considered in our calculation of Earnings per Unit in the applicable periods and had no impact. As of December 31, 2011 and 2012, AB’s consolidated rabbi trust held the equivalent number of unallocated AB Holding Units to match the potential equity awards in the following January of each period. As such, there were no potentially dilutive AB Units that AB would need to issue to AB Holding in exchange for AB Holding Units to fund the awards.

Note 6 – Investments, page 80

4.	We note that you hold a material amount of trading securities at the end of each reporting period. Please revise your future filings to present the trading gains and losses related to your trading securities held at the end of each reporting period. Refer to ASC 320-10-50-9(e) and 50-14.

Response:

We included the following table relating to trading gains in “Note 8 – Investments” in our first quarter 2015 Form 10-Q:

The portion of trading gains (losses) for the three months ended March 31, 2015 and 2014 related to trading securities held as of March 31, 2015 and 2014 is as follows (in thousands):

	Three Months Ended March 31,
	2015	2014
	(in thousands)

Net gains recognized during the period	$6,784	$14,812
Less: net gains recognized during the period on trading securities sold during the period	6,047	4,404
Unrealized gains recognized during the period on trading securities held	$737	$10,408

Note 7 – Derivative Instruments, page 82

5.	We note that you present derivative assets and liabilities on your balance sheet within receivables and payables to brokers and dealers, respectively. We also note from your disclosure on page 84 (Note 9 – Fair Value) that you have derivative assets and liabilities classified as exchange traded options within trading securities and securities sold not yet purchased. Please respond to the following:
•	For all of your derivative instruments, revise your future filings to present the location and amount of gains and losses reported in your financial statements. Refer to ASC 815-10-50-4A(b).
•	For your derivative instruments classified as trading securities, revise your future filings to present these instruments within your derivative disclosures of confirm, if true, that you have elected an exemption under which allows you to include these instruments within your trading activities.
•	If you have elected the exemption noted in the previous bullet point, revise your future filings to disclose your election of this exemption and present the financial performance of all of your trading activities. Refer to ASC 815-10-50-4F and ASC 815-10-55-184.

Response:

In regard to our use of derivatives to economically hedge our seed money investments, certain foreign cash accounts and a foreign investment, we disclose that the gains and losses on such derivatives are recognized in investment gains (losses) in the condensed consolidated statement of income.

In regard to the exchange-traded options within trading securities and securities sold not yet purchased, we included the following disclosure in “Note 9 – Derivative Instruments” in our first quarter 2015 Form 10-Q:

As of March 31, 2015 and December 31, 2014, we held $6.8 million and $22.3 million, respectively, of long exchange-traded equity options, which are classified as trading investments and included in other investments on our condensed consolidated statements of financial condition. In addition, as of March 31, 2015 and December 31, 2014, we held $5.6 million and $7.1 million, respectively, of short exchange-traded equity options which are included in securities sold not yet purchased on our condensed consolidated statements of financial condition. Our options desk provides our clients with equity derivative strategies and execution for exchange-traded options on single stocks, exchange-traded funds and indices. While predominately agency-based, the options desk may commit capital to facilitate a client’s transaction. Our options desk hedges the risks associated with this activity by taking offsetting positions in equities. During the first quarter of 2015 and 2014, we recognized $32.8 million and $60.8 million, respectively, of losses on equity options activity. These losses are recognized in investment gains (losses) in the condensed consolidated statements of income.

All trading derivatives are exchange-traded equity options. Accordingly, a table organized by type of trading derivative is not necessary. We did not elect the disclosure exemption discussed above.

Note 8 – Offsetting Assets and Liabilities, page 83

6.	We note from your disclosure on page 74 (Note 2 – Summary of Significant Accounting Policies) that your securities borrowed and loaned are reported within your receivables from and payables to brokers and dealers on your balance sheet, respectively. We also note from your disclosure on page 82 (Note 7 – Derivative Instruments) that certain derivative contracts are subject to master netting arrangements. Please revise your future filings to present all financial instruments (i.e. derivative assets and liabilities, securities borrowed and loaned, etc.) within this tabular disclosure. Refer to ASC 815-10-50-7A and ASC 210-20-50-1 through 50-6.

Response:

We have revised “Note 10 – Offsetting Assets and Liabilities” in our first quarter 2015 Form 10-Q as follows:

Offsetting of assets as of March 31, 2015 and December 31, 2014 was as follows:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount
	(in thousands)
March 31, 2015:
Securities borrowed	$157,916	$—	$157,916	$—	$(157,916)	$—
Derivatives	$8,551	$—	$8,551	$—	$(1,078)	$7,473
Long exchange- traded options	$6,767	$—	$6,767	$—	$—	$6,767
December 31, 2014:
Securities borrowed	$158,147	$—	$158,147	$—	$(158,147)	$—
Derivatives	$6,787	$—	$6,787	$—	$(990)	$5,797
Long exchange- traded options	$22,290	$—	$22,290	$—	$—	$22,290

Offsetting of liabilities as of March 31, 2015 and December 31, 2014 was as follows:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount
	(in thousands)
March 31, 2015:
Securities loaned	$2,184	$—	$2,184	$—	$(2,184)	$—
Derivatives	$9,773	$—	$9,773	$—	$(9,773)	$—
Short exchange- traded options	$5,602	$—	$5,602	$—	$—	$5,602
December 31, 2014:
Securities loaned	$33,645	$—	$33,645	$—	$(33,645)	$—
Derivatives	$9,392	$—	$9,392	$—	$(9,392)	$—
Short exchange- traded options	$7,118	$—	$7,118	$—	$—	$7,118

Cash collateral pledged and received on derivative instruments are not considered material and are not disclosed by counterparty.

Note 9 – Fair Value, page 83

7.	Please revise your future filings to present your contingent payment arrangements (i.e. acquisition related liabilities) within your fair value disclosures or explain to us the guidance that exempts you from this disclosure requirement. Refer to ASC 820-10-50.

Response:

We have revised “Note 11 – Fair Value” in our first quarter 2015 Form 10-Q as follows:

Valuation of our financial instruments by pricing observability levels as of March 31, 2015 and December 31, 2014 was as follows (in thousands):

	Level 1	Level 2	Level 3	Total

March 31, 2015:
Money markets	$172,415	$—	$—	$172,415
U.S. Treasury Bills	—	499,059	—	499,059
Available-for-sale
Equity securities	6,136	—	—	6,136
Fixed income securities	306	—	—	306
Trading
Equity securities	334,792	24,680	122	359,594
Fixed income securities	183,227	3,086	—	186,313
Long exchange-traded options	6,767	—	—	6,767
Derivatives	360	8,191	—	8,551
Private equity	13,885	—	58,719	72,604
Total assets measured at fair value	$717,888	$535,016	$58,841	$1,311,745

Securities sold not yet purchased
Short equities – corporate	$61,302	$—	$—	$61,302
Short exchange-traded options	5,602	—	—	5,602
Derivatives	3,011	6,762	—	9,773
Contingent payment arrangements	—	—	42,223	42,223
Total liabilities measured at fair value	$69,915	$6,762	$42,223	$118,900

December 31, 2014:
Money markets	$89,566	$—	$—	$89,566
U.S. Treasury Bills	—	444,152	—	444,152
Available-for-sale
Equity securities	5,951	—	—	5,951
Fixed income securities	221	—	—	221
Trading
Equity securities	387,495	7	—	387,502
Fixed income securities	164,317	2,742	—	167,059
Long exchange-traded options	22,290	—	—	22,290
Derivatives	571	6,216	—	6,787
Private equity	12,162	—	58,926	71,088
Total assets measured at fair value	$682,573	$453,117	$58,926	$1,194,616

Securities sold not yet purchased
Short equities – corporate	$81,784	$—	$—	$81,784
Short exchange-traded options	7,118	—	—	7,118
Derivatives	2,438	6,954	—	9,392
Contingent payment arrangements	—	—	42,436	42,436
Total liabilities measured at fair value	$91,340	$6,954	$42,436	$140,730

We provide below a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

•	Money markets: We invest excess cash in various money market funds that are valued based on quoted prices in active markets; these are included in Level 1 of the valuation hierarchy.

•	Treasury Bills: We hold U.S. Treasury Bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These securities are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

•	Equity and fixed income securities: Our equity and fixed income securities consist principally of company-sponsored mutual funds with net asset values and various separately-managed portfolios consisting primarily of equity and fixed income securities with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy. In addition, some securities are valued based on observable inputs from recognized pricing vendors, which are included in Level 2 of the valuation hierarchy.

•	Derivatives: We hold exchange-traded futures with counterparties that are included in Level 1 of the valuation hierarchy. In addition, we also hold currency forward contracts, interest rate swaps, credit default swaps, option swaps and total return swaps with counterparties that are included in Level 2 of the valuation hierarchy.

•	Options: We hold long exchange-traded options that are included in Level 1 of the valuation hierarchy.

•
Private equity: Generally, the valuation of private equity investments owned by our consolidated venture capital fund or by us directly (regarding an investment in a private equity fund focused exclusively on the energy sector) requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such investments. Private equity investments are valued initially at cost. The carrying values of private equity investments are adjusted either up or down from cost to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through ongoing review in accordance with our valuation policies and procedures. A variety of factors are reviewed and monitored to assess positive and negative changes in valuation, including current operating performance and future expectations of investee companies, industry valuations of comparable public companies, changes in market outlooks, and the third party financing environment over time. In determining valuation adjustments resulting from the investment review process, particular emphasis is placed on current company performance and market conditions. For these reasons, which make the fair value of private equity investments unobservable, equity investments are included in Level 3 of the valuation hierarchy. We also invest in a third-party venture capital fund in which fair value is based on our capital account balance provided by the partnership and is included in Level 3 of the valuation hierarchy. If private equity investments owned by our consolidated venture capital fund become publicly-traded, they are included in Level 1 of the valuation hierarchy. Also, if they contain trading restrictions, publicly-traded equity investments are included in Level 2 of the valuation hierarchy. During the first quarter of 2015, $26,000 was transferred from a Level 3 classification to a Level 1 classification.

•	Securities sold not yet purchased: Securities sold not yet purchased, primarily reflecting short positions in equities and exchange-traded options, are included in Level 1 of the valuation hierarchy.

•	Contingent payment arrangements: Contingent payment arrangements relate to contingent payment liabilities associated with acquisitions in 2010, 2013 and 2014. At each reporting date, we estimate the fair values of the contingent consideration expected to be paid based upon probability-weighted AUM and revenue projections, using unobservable market data inputs, which are included in Level 3 of the valuation hierarchy.

The change in carrying value associated with contingent payment arrangements Level 3 financial instruments carried at fair value is as follows:

	Three Months Ended March 31,
	2015	2014
	(in thousands)

Balance as of beginning of period	$42,436	$38,205
Accretion	443	321
Payments	(656)	(838)
Balance as of end of period	$42,223	$37,688

Quantitative information about contingent payment arrangements Level 3 fair value measurements as of March 31, 2015 and December 31, 2014 is as follows:

Our three acquisition-related contingent consideration liabilities (with a combined fair value of $42.2 million as of March 31, 2015 and $42.4 million as of December 31, 2014) are currently valued using projected AUM growth rates with a weighted average of 46%, revenue growth rates with a weighted average of 71%, and discount rates ranging between 3% (when using a cost of debt assumption) and 18% (when using a cost of capital assumption).

Note 16 – Qualified Employee Benefit Plans, page 91

8.	We note that the significant increases in your projected benefit obligation and accumulated other comprehensive loss appear to be driven by changes in your discount rate and mortality assumptions. We also note from your previous Form 10-K that you amortized $0.5 million of loss from accumulated other comprehensive income to earnings in 2014 and will amortize $1.0 million of loss in 2015. Please respond to the following:
•	Tell us the amortization period over which you will amortize these losses. Refer to ASC 715-30-35-24.
•	Provide us with a reconciliation of the amounts recognized in other comprehensive income on page 92 to the amounts presented in your statement of comprehensive income on page 68.
•	Revise your future filings to clearly present within your Consolidated Statements of Comprehensive Income (page 68) the amounts of employee benefit related items reclassified out of accumulated comprehensive income and into earnings. Refer to ASC 220-10-45.

Response:

AB’s retirement plan covers current and former employees who were employed by AB in the United States prior to October 2, 2000. Service and compensation after December 31, 2008 are not taken into account in determining participants’ retirement benefits. Management does not consider AB’s retirement plan’s balances or quarterly activity to be material to AB’s consolidated financial statements. As such, no interim disclosures relating to AB’s retirement plan are deemed necessary in our Forms 10-Q.

The amortization period over which we are amortizing the loss for the Retirement Plan from accumulated other comprehensive income is 33 years. We will disclose the amortization period in our 2015 Form 10-K.

The other comprehensive loss recognized by the retirement plan of $20.6 million (disclosed in “Note 16 – Qualified Employee Benefit Plans” in our 2014 Form 10-K, “Note 16”) represented 84% of the other comprehensive loss for employee benefit related items of $24.6 million in the consolidated statement of comprehensive income (disclosed on page 68). The difference relates to other comprehensive losses of our medical plan, an individual’s benefit plan and various foreign retirement plans, all of which management has determined are not material to AB’s consolidated financial statements and do not require individual footnote disclosure. The reconciliation of the 2014 amounts recognized in other comprehensive income in Note 16 as compared to the consolidated statement of comprehensive income is as follows:

AB changes in employee benefit related items:	Note 16 - Retirement Plan	Medical Plan	Retired Individual Plan	Foreign Retirement Plans	OCI Statement
	(in thousands)
Amortization of prior service cost	$-	$(5,197)	$-	$-	$(5,197)
Recognized actuarial (loss) gain	(20,803)	1,476	(226)	(103)	(19,656)
Changes in employee benefit related items	(20,803)	(3,721)	(226)	(103)	(24,853)
Income tax benefit (expense)	232	49	2	15	298
Employee benefit related items, net of tax	$(20,571)	$(3,672)	$(224)	$(88)	$(24,555)

We will reflect a reconciliation of the differences between the 2015 amounts recognized in other comprehensive income in the note to our financial statements relating to “Qualified Employee Benefit Plans” as compared to the consolidated statement of comprehensive income in our 2015 Form 10-K.

*            *            *            *

Each of AB Holding and AB acknowledge that:

•	AB Holding and AB are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	AB Holding and AB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me at (212) 823-3023.

Sincerely,

/s/ John C. Weisenseel
John C. Weisenseel
Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.